Exhibit 99.1

To

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 14, 2014 in connection with their beneficial ownership of warrants of CytoDyn Inc. Chester L.F. Paulson and Jacqueline M. Paulson authorize Paulson Investment Company, Inc. and Paulson Capital Corp. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

By: /s/ Chester L.F. Paulson Chester L.F. Paulson Individually

By: /s/ Jacqueline M. Paulson Jacqueline M. Paulson Individually

PAULSON CAPITAL CORP. By: /s/ Trent Davis Trent Davis President

PAULSON INVESTMENT COMPANY By: /s/ Trent Davis Trent Davis President